Exhibit 99.2

Web.com Group, Inc.
2010 Inducement Award Plan

Option Grant Notice

Web.com Group, Inc. (the “Company”), pursuant to its 2010 Inducement Award Plan (the “Plan”), hereby grants to Optionholder an option to purchase the number of shares of the Company’s Common Stock set forth below.  This option is subject to all of the terms and conditions as set forth herein and the corresponding Grant Acceptance referenced below.  The Grant Acceptance, which Grant Acceptance is incorporated herein by this reference, was made available to the Optionholder electronically.  This option is also subject to all of the terms and conditions as set forth in the Option Agreement and the Plan, all of which are attached hereto and incorporated herein in their entirety.

Optionholder:
Date of Grant:
Vesting Commencement Date:
Number of Shares Subject to Option:
Exercise Price (Per Share):
Total Exercise Price:
Expiration Date:

Type of Grant:	Nonstatutory Stock Option

Exercise Schedule:

Payment:	By one or a combination of the following items (described in the Option Agreement):

☒	By cash or check
☒	Pursuant to a Regulation T Program if the Shares are publicly traded
☒	By delivery of already-owned shares if the Shares are publicly traded
☒	Subject to the Company’s consent at the time of exercise, by a “net exercise” arrangement

Additional Terms/Acknowledgements: The undersigned Optionholder acknowledges receipt of, and understands and agrees to this Option Grant Notice, the Option Agreement, the Plan, and Prospectus.  Optionholder further acknowledges that as of the Date of Grant, this Option Grant Notice, the Option Agreement, the Plan, and the Prospectus set forth the entire understanding between Optionholder and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject.

Other Agreements:

WEB.COM GROUP, INC.